SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549


                                  FORM 11-K

               Annual Report Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934



      (Mark One):

      [X]    Annual report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 (Fee Required)

      For the fiscal year ended December 31, 1995

                                      OR

      [ ]    Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 (No Fee Required)

      For the transition period from                to

      Commission file number:  1-11083

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          SCIMED Life Systems, Inc.
                 Retirement Savings and Profit Sharing Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Boston Scientific Corporation
                         One Boston Scientific Place
                            Natick, MA 01760-1537



                 AUDITED FINANCIAL STATEMENTS AND SCHEDULES

                       SCIMED LIFE SYSTEMS, INC.
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                   YEARS ENDED DECEMBER 31, 1995 AND 1994




                          SCIMED Life Systems, Inc.
                 Retirement Savings and Profit Sharing Plan

                 Audited Financial Statements and Schedules

                   Years ended December 31, 1995 and 1994




                                  CONTENTS


Reports of Independent Auditors                                 1

Audited Financial Statements and Schedules

Statements of Net Assets Available for Benefits                 3
Statements of Changes in Net Assets Available for Benefits      5
Notes to Financial Statements                                   7
Item 27(a)--Schedule of Assets Held for Investment Purposes    11
Item 27(d)--Schedule of  Reportable Transactions               12



                       Report of Independent Auditors


We have audited the accompanying statement of net assets available for benefits of SCIMED Life Systems, Inc. Retirement Savings and Profit Sharing Plan (the "Plan") as of December 31, 1995, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying statement of net assets available for benefits of the Plan as of December 31, 1994, and the related statement of changes in net assets available for benefits for the year then ended, were audited by other auditors whose report dated May 12, 1995 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 7, 1996



INDEPENDENT AUDITORS' REPORT

Board of Directors
SCIMED Life Systems, Inc.
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for plan benefits of SCIMED Life Systems, Inc. Retirement Savings and Profit Sharing Plan (the Plan) as of December 31, 1994 and the related statements of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1994 and the changes in net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements, rather than to present information regarding the net assets available for plan benefits of the individual funds, and it is not a required part of the basic financial statements. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information by fund and these schedules are the responsibility of plan management. Such supplemental information by fund and schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche

May 12, 1995



                          SCIMED Life Systems, Inc.
                 Retirement Savings and Profit Sharing Plan

               Statements of Net Assets Available for Benefits

                              December 31, 1995


                                  First                                  Vanguard
                                  American                               Fixed
                                  Prime        Lindner                   Income      Vanguard     Scudder   Promissory
                                  Obligations  Dividend    BSC Stock     Securities  U.S. Growth  Global    Note
                                  Fund         Fund        Fund          Fund        Portfolio    Fund      Fund       Total
                                  -----------  ----------  ---------     ----------  -----------  -------   ---------- -----


Assets
Cash                              $   (3,857)  $      801  $   (16,479)  $       --  $       --   $     --  $     --   $   (19,535)

Investments, at fair value:
  Mutual Fund                      3,697,019    5,845,428       21,294    1,169,486   4,251,022    870,903    24,455    15,879,607
  Common Stock                            --           --   14,719,939           --          --         --        --    14,719,939
  Participant notes receivable            --           --           --           --          --         --   490,515       490,515
                                  ------------------------------------------------------------------------------------------------
Total investments                  3,697,019    5,845,428   14,741,233    1,169,486   4,251,022    870,903   514,970    31,090,061

Receivables:
  Employer's contributions           166,773      250,632      404,413       62,126     230,199     66,969        --     1,181,112
  Participants' contributions         36,145       59,281       93,971       14,573      54,450     16,028        --       274,448
  Accrued interest and dividends      16,905        3,499          295          731       1,961         30       149        23,570
                                  ------------------------------------------------------------------------------------------------
Total receivables                    219,823      313,412      498,679       77,430     286,610     83,027       149     1,479,130
                                  ------------------------------------------------------------------------------------------------
Total assets                       3,912,985    6,159,641   15,223,433    1,246,916   4,537,632    953,930   515,119    32,549,656

Liabilities
  Vested benefits payable to
   terminated participants             4,218       33,306        4,380        1,721       3,522         --        --        47,147
                                  ------------------------------------------------------------------------------------------------

Net assets available for benefits $3,908,767   $6,126,335  $15,219,053   $1,245,195  $4,534,110   $953,930  $515,119   $32,502,509
                                  ================================================================================================

SEE ACCOMPANYING NOTES.



                          SCIMED Life Systems, Inc.
                 Retirement Savings and Profit Sharing Plan

               Statements of Net Assets Available for Benefits

                              December 31, 1994


                                    First                                 Vanguard
                                   American                              Fixed
                                   Institutional Lindner     SCIMED      Income      Vanguard     Scudder   Promissory
                                   Money         Dividend    Stock       Securities  U.S. Growth  Global    Note
                                   Fund          Fund        Fund        Fund        Portfolio    Fund      Fund        Total
                                   ------------------------------------------------------------------------------------------------


Assets
Investments, at fair value:
Cash equivalents                   $3,269,224    $   17,786  $       --  $      114  $    2,358   $     --  $  28,643   $ 3,318,125
Mutual funds                               --     5,618,354          --   1,077,114   2,141,868    189,083         --     9,026,419
Common stock                               --            --   4,118,713          --          --         --         --     4,118,713
Participant notes receivable               --            --          --          --          --         --    268,584       268,584
                                   ------------------------------------------------------------------------------------------------
Total investments                   3,269,224     5,636,140   4,118,713   1,077,228   2,144,226    189,083    297,227    16,731,841

Receivables:
Employer's contributions              189,881       172,508     191,654      39,427     105,079     22,296         --       720,845
Participants' contributions             8,125        20,950      10,584       4,514       1,336     11,827         --        57,336
Accrued interest and dividends         15,638           149          63          31          61         28        272        16,242
                                   ------------------------------------------------------------------------------------------------
Total receivables                     213,644       193,607     202,301      43,972     106,476     34,151        272       794,423
                                   ------------------------------------------------------------------------------------------------
Total assets                        3,482,868     5,829,747   4,321,014   1,121,200   2,250,702    223,234    297,499    17,526,264

Liabilities
Vested benefits payable to
terminated participants               145,793       162,268     136,987      42,519      44,285         --         --       531,852
                                   ------------------------------------------------------------------------------------------------

Net assets available for benefits  $3,337,075    $5,667,479  $4,184,027  $1,078,681  $2,206,417   $223,234   $297,499   $16,994,412
                                   ================================================================================================

See accompanying notes.




                          SCIMED Life Systems, Inc.
                 Retirement Savings and Profit Sharing Plan

         Statements of Changes in Net Assets Available for Benefits

                        Year ended December 31, 1995


                           First                                   Vanguard
                           American                                Fixed
                           Prime        Lindner                    Income       Vanguard     Scudder    Promissory
                           Obligations  Dividend     BSC Stock     Securities   U.S. Growth  Global     Note
                           Fund         Fund         Fund          Fund         Portfolio    Fund       Fund        Total
                           ----------------------------------------------------------------------------------------------------
Additions

Net appreciation in fair
 value of investments      $       --   $  786,781   $10,099,688   $   61,806   $  942,782   $109,756  $     --     $12,000,813
Interest and dividends        216,530      302,957         9,844       72,931       60,880      7,067     1,321         671,530
Participant contributions     594,618      624,896       850,295      140,758      561,115    143,197        --       2,914,879
Employer contributions        321,197      408,780       619,007       96,203      373,677    100,164        --       1,919,028
Other additions                34,518       46,332        42,771        8,171       14,158      2,424      (691)        147,683
Transfers, net               (140,823)  (1,006,924)      (94,622)    (125,788)     536,446    444,861   386,850              --
                           ----------------------------------------------------------------------------------------------------
Total additions             1,026,040    1,162,822    11,526,983      254,081    2,489,058    807,469   387,480      17,653,933

Deductions

Participant benefits          454,348      703,966       491,957       87,567      161,365     76,773   169,860       2,145,836
                           ----------------------------------------------------------------------------------------------------
Net increase                  571,692      458,856    11,035,026      166,514    2,327,693    730,696   217,620      15,508,097

Net assets available for
 benefits:
Beginning of year           3,337,075    5,667,479     4,184,027    1,078,681    2,206,417    223,234   297,499      16,994,412
                           ----------------------------------------------------------------------------------------------------
End of year                $3,908,767   $6,126,335   $15,219,053   $1,245,195   $4,534,110   $953,930  $515,119     $32,502,509
                           ====================================================================================================

See accompanying notes.




                          SCIMED Life Systems, Inc.
                 Retirement Savings and Profit Sharing Plan

         Statements of Changes in Net Assets Available for Benefits

                        Year ended December 31, 1994


                          First                                      Vanguard
                          American                                   Fixed
                          Institutional  Lindner       SCIMED        Income        Vanguard     Scudder   Promissory
                          Money          Dividend      Stock         Securities    U.S. Growth  Global    Note
                          Fund           Fund          Fund          Fund          Portfolio    Fund      Fund        Total
                          -------------------------------------------------------------------------------------------------------
Additions

Net appreciation in fair
 value of investments     $       --     $       --    $1,144,863    $       --    $   49,054   $     --  $     --    $ 1,193,917
Interest and dividends       134,745        415,838         3,714        61,302        24,972         58       438        641,067
Participants                 389,639        906,307       589,032       192,330       424,164     59,508        --      2,560,980
Employer                     382,604        456,718       437,360        93,936       296,874     69,325        --      1,736,817
Other additions               27,999         45,024        22,867         6,155        12,585         --        --        114,630
Transfers, net               (11,671)       (65,340)     (147,232)       (3,452)      (65,322)    97,098   195,919             --
                          -------------------------------------------------------------------------------------------------------
Total additions              923,316      1,758,547     2,050,604       350,271       742,327    225,989   196,357      6,247,411

Deductions

Participant benefits         517,484      1,346,318       320,205       291,512       295,850      2,755   181,373      2,955,497
                          -------------------------------------------------------------------------------------------------------

Net increase                 405,832        412,229     1,730,399        58,759       446,477    223,234    14,984      3,291,914
Net assets available for
 benefits:
Beginning of year          2,931,243      5,255,250     2,453,628     1,019,922     1,759,940         --   282,515     13,702,498
                          -------------------------------------------------------------------------------------------------------
End of year               $3,337,075     $5,667,479    $4,184,027    $1,078,681    $2,206,417   $223,234  $297,499    $16,994,412
                          =======================================================================================================

See accompanying notes.




                          SCIMED LIFE SYSTEMS, INC.
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                        NOTES TO FINANCIAL STATEMENTS

                        YEAR ENDED DECEMBER 31, 1995



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the accrual basis of accounting.

Investments are carried at fair market value based on quoted market prices. Participant notes receivable are valued at cost which approximates fair value. Realized gains and losses on sales of securities are determined on the basis of specific identification of investment costs.

Certain 1994 amounts have been reclassified to conform to the 1995 presentation.


2.   DESCRIPTION OF THE PLAN

The following description of the SCIMED Life Systems, Inc. Retirement Savings and Profit Sharing Plan (the Plan) is provided for summary information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), was adopted effective April 1, 1987 as a defined contribution employee savings plan. On November 15, 1992 SCIMED Life Systems, Inc.'s (the Company) Board of Directors approved an amended and restated Plan document, which is generally effective retroactive to March 1, 1989, designed to meet the requirements of the Tax Reform Act of 1986 and to make certain other technical changes. On December 15, 1994, the Company's Board of Directors approved the First Amendment to the Plan, effective January 1, 1994 to implement the OBRA '93 $150,000 compensation limit and to clarify that it is the Board of Directors that has the authority to amend the Plan. The Plan contains both 401(k) and profit sharing features.

CONTRIBUTIONS AND VESTING

The 401(k) portion of the Plan is available to employees age 21 and older as of the start of the calendar year quarter following or coinciding with completion of 500 hours of service during a 6-month period. Such employees can then contribute on a pre-tax basis up to 10% of their base and overtime pay to their 401(k) account, with the first 6% eligible for employer matching at a rate determined by the Company. The employer match was 30% for the years ended December 31, 1995 and 1994. Participant 401(k) contributions and employer matching contributions, as well as any rollover contributions from other qualified plans, are 100% vested when made. Participant and employer matching contributions under Section 401(k) of the Internal Revenue Code are subject to certain regulatory limits.

Employees become eligible to participate in the profit sharing portion of the Plan as of the first March 1 or September 1 following or coinciding with completion of 1,000 hours of service during a 1-year period. The Board of Directors, in its discretion, sets the level of profit sharing contributions at a specified percentage of base and overtime pay. Participants become 20% vested in these contributions for each year of vesting service with full vesting after five years, unless termination occurs as a result of retirement, disability or death, in which case all profit sharing contributions are immediately 100% vested. Forfeitures of terminated participants are allocated to the remaining participants' accounts.

INVESTMENT OPTIONS

Participants may direct that their account balances be invested in any or all of the following six Plan funds: (a) First American Prime Obligations Fund (a money market fund managed by First Bank National Association formerly known as the First American Institutional Money Fund prior to January 20, 1995); (b) Lindner Dividend Fund (an equity income fund); (c) Boston Scientific Corporation (BSC) Stock Fund (consisting of shares of BSC common stock); (d) Vanguard Fixed Income Securities Fund (a short-term bond fund); (e) Vanguard U.S. Growth Portfolio (an equity growth fund); and (f) Scudder Global Fund (an international fund). The BSC Stock Fund replaced the SCIMED Stock Fund effective February 24, 1995 with each share of SCIMED stock converted into 3.4152 shares of BSC stock. The Scudder Global Fund became available in November of 1994. Participants may change their investment options monthly.

PARTICIPANT NOTES RECEIVABLE

The maximum amount participants may borrow is the lesser of 50% of the combined balances of their employee pre-tax contribution account and rollover accounts or $50,000 minus their highest outstanding loan balance during the previous twelve months. Loan transactions are treated as a transfer from (to) the investment fund to (from) the Promissory Note Fund. Loan terms cannot exceed five years with the exception of qualified home loans, where the term may be extended to fifteen years. Loans are secured by the balance in the participant's account and bear interest at rates comparable with prevailing interest rates charged on similar loans by financial institutions. Principal and interest is paid ratably through periodic payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may elect to receive a lump sum amount equal to the vested value of the account. If the vested value exceeds $3,500, the participant may alternatively elect to receive the distribution in installments or defer receipt until no later than April 1 of the year in which the participant reaches age 70-1/2.

The Company may amend or terminate the Plan at any time. On termination, each of the participant's accounts shall be fully vested and distributable to the respective participants.

3.   INVESTMENTS

The following individual investments exceeded 5% of the net assets available for benefits at December 31:


                                            1995          1994
                                         ------------------------

First American Prime Obligations Fund    $15,013,829   $       --
First American Institutional Money Fund           --    3,318,125
BSC Stock Fund                            14,719,939           --
SCIMED Stock Fund                                 --    4,118,713
Vanguard Fixed Income Securities Fund             --    1,077,114
Lindner Dividend Fund                             --    5,618,354
Vanguard U.S. Growth Portfolio                    --    2,141,868


4.   ADMINISTRATOR AND TRUSTEE

The Plan is administered and sponsored by the Company, although Milliman & Robertson, Inc. serves as a third-party administrator for the Plan. The Company pays all administrative costs.

In accordance with the Trust Agreement effective January 1, 1993, First Trust National Association was appointed trustee of the Plan. Within the limits prescribed in the Plan document, the Trust Agreement, and the Plan procedures for participant direction of investments, the assets of the Plan are managed by the trustee.

5.   FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined that the Plan, as amended and restated May 23, 1994 and effective March 1, 1989, meets the requirements of Section 401(a) and Section 401(k) of the Internal Revenue Code and is therefore exempt from federal income tax under Section 501(a) of that Code. The Plan sponsor believes that the Plan continues to qualify and operate as designed.

6.   SUBSEQUENT EVENTS

As a result of the February 24, 1995 merger of the Company with BSC, the Plan will be merged into and governed by the terms of the BSC 401(k) Savings Plan effective January 1, 1996. In accordance with this merger, all assets of the Plan were transferred to the successor trustee during the first quarter of 1996. As of December 31, 1995 (the plan year-end), all plan assets except the investment in BSC Common Stock and the Scudder Global Fund were liquidated and held in the First American Prime Obligations Fund pending distribution into the BSC 401(k) Savings Plan.



                          SCIMED Life Systems, Inc.
                 Retirement Savings and Profit Sharing Plan

                              EIN:  41-0990065
                                Plan #:  001

         Item 27(a)--Schedule of Assets Held for Investment Purposes

                              December 31, 1995


                                          Number                    Fair
            Description                 of Units      Cost         Value
- ---------------------------------------------------------------------------

*First Trust--First American Prime
 Obligations Fund                      15,013,829  $15,013,829  $15,013,829

*BSC Common Stock                         298,882    4,921,392   14,719,939

Scudder Global Fund                        32,053      817,360      865,778

Participant loans (interest rates
 from 7% to 10%, due dates from
 January  1996 to March 2007)             490,515           --      490,515
                                                   ------------------------
                                                   $20,752,581  $31,090,061
                                                   ========================
<F1> *   Party-in-interest

                          SCIMED Life Systems, Inc.
                 Retirement Savings and Profit Sharing Plan

                              EIN:  41-0990065
                                Plan #:  001

               Item 27(d)--Schedule of Reportable Transactions

                        Year ended December 31, 1995


                                                                                               Current Value
                                                                                               of Assets on
                                                         Purchase      Selling      Cost of     Transaction   Net Gain
             Description of Transaction                   Price         Price        Assets        Date       (Loss)
- -------------------------------------------------------------------------------------------------------------------

Category (i)--Single transactions
 in excess of 5% of plan assets

First Trust--First American Prime Obligations Fund:
  Purchased 1,129,765 units                             $ 1,129,765               $ 1,129,765  $ 1,129,765
  Purchased 5,625,096 units                               5,625,096                 5,625,096    5,625,096
  Purchased 4,245,246 units                               4,245,246                 4,245,246    4,245,246

Lindner Dividend Fund:
  Sold 203,219 units                                                 $ 5,625,106    5,323,624    5,625,106    $301,482

Vanguard Fixed Income Securities Fund:
  Sold 103,268 units                                                   1,124,594    1,117,277    1,124,594       7,317

Vanguard U.S. Growth Portfolio:
  Sold 207,998 units                                                   4,245,246    3,415,304    4,245,246     829,942



Category (iii)--Series of transactions
 in excess of 5% of plan assets

First Trust-First American Prime Obligations Fund:
  Purchased 24,178,923 units in 393 transactions        $24,178,923               $24,178,923  $24,178,923
  Sold 12,483,500 units in 312 transactions                          $12,483,500   12,483,500   12,483,500    $     --

Lindner Dividend Fund:
  Purchased 53,879 units in 28 transactions               1,413,199                 1,413,199    1,413,199
  Sold 288,253 units in 50 transactions                                7,818,034    7,543,821    7,818,034     274,213

Boston Scientific Corporation Common Stock:
  Purchased 54,732 units in 25 transactions               1,799,246                 1,799,246    1,799,246
  Sold 32,778 units in 38 transactions                                 1,253,124      506,184    1,253,124     746,940

Vanguard Fixed Income Securities Fund:
  Purchased 28,152 units in 34 transactions                 300,419                   300,419      300,419
  Sold 132,727 units in 39 transactions                                1,439,339    1,431,371    1,439,339       7,968

Vanguard U.S. Growth Portfolio:
  Purchased 80,597 units in 36 transactions             $ 1,498,839               $ 1,498,839  $ 1,498,839
  Sold 220,314 units in 30 transactions                              $ 4,473,566    3,597,580    4,473,566    $875,986


<F1> There were no category (ii) or (iv) transactions for the year ended December 31, 1995.

                                 SIGNATURES



      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                SCIMED Life Systems, Inc.
                                Retirement Savings and Profit Sharing Plan


Date:    July __, 1996   By:    ------------------------------------------
                                Lawrence C. Best
                                Plan Administrator and Senior Vice President -
                                Finance and Administration and Chief Financial
                                Officer of Boston Scientific Corporation